EXHIBIT 99.1

Yamana Gold Releases 2020 Material Issues Report

TORONTO, June 15, 2021 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:AUY) (“Yamana” or “the Company”) has published its 2020 Material Issues Report (“MIR”), it’s fifteenth such report. The MIR provides a comprehensive overview of the Company’s environmental, social, and governance (“ESG”) performance, and the approach and philosophy that underpins our commitment to ESG excellence.

Highlights Include:

  Our rapid and comprehensive responses to protect our workers, host communities and business from COVID-19 and logistical support for the distribution of vaccines.
  Our fourth consecutive year with a decrease in our Total Recordable Incident Rate.
  Adoption of a board-approved climate action strategy in early 2021 that guides our short-, medium- and long-term activities as part of our commitment to a low-carbon future.
  Zero discharges of process water and sixth consecutive year without any material spills across our operations
  Best-in-class tailings governance and management practices.
  Increasing levels of trust and acceptance in host communities according to our Social License to Operate Index.

The 2020 MIR can be accessed here.

About Yamana
Yamana Gold Inc. is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Investor Relations
416-815-0220
1-888-809-0925
Email: investor@yamana.com

FTI Consulting (UK Public Relations)
Sara Powell / Ben Brewerton
+44 7931 765 223 / +44 203 727 1000

Peel Hunt LLP (Joint UK Corporate Broker)
Ross Allister / David McKeown / Alexander Allen
Telephone: +44 (0) 20 7418 8900

Berenberg (Joint UK Corporate Broker)
Matthew Armitt / Jennifer Wyllie / Detlir Elezi
Telephone: +44 (0) 20 3207 7800

Credit Suisse (Joint UK Corporate Broker)
Ben Lawrence / David Nangle
Telephone: +44 (0) 20 7888 8888

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release and the 2020 Material Issues Report contain or incorporate by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company’s strategy, plans or future financial or operating performance, and the Company’s environmental, social, and governance (“ESG”) performance. Forward-looking statements are characterized by words such as “plan", “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company’s expectations in connection with the Company’s ESG performance discussed herein and in the Material Issues Report being met, the Company’s expectations in connection with meeting it’s 10-year strategic production outlook and production and exploration, development and expansion plans at the Company's projects, the impact of proposed optimizations at the Company's projects, changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, silver, copper and zinc), currency exchange rates (such as the Canadian Dollar, the Brazilian Real, the Chilean Peso and the Argentine Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risks related to asset dispositions, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, risks associated with infectious diseases, including COVID-19, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage, timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein and in the MRI are presented for the purpose of assisting investors in understanding the Company’s plans and objectives in connection with the mineral projects discussed herein and may not be appropriate for other purposes.